Exhibit 99.2
Consolidated Balance Sheets

(Unaudited)		September 30,	December 31,
U.S.$ millions	Note	2025	2024
ASSETS
Current Assets
Cash and cash equivalents		501	397
Accounts receivable		1,090	1,190
Inventories		127	207
Contractual recoveries		7	63
Other current assets		604	341
Total Current Assets		2,329	2,198
Plant, Property and Equipment, Net		8,183	8,206
Equity Investments		741	732
Deferred Tax Assets		16	16
Other Long-term Assets		194	177
TOTAL ASSETS		11,463	11,329
LIABILITIES
Current Liabilities
Accounts payable and other		1,510	1,544
Dividends payable	6	104	104
Accrued interest		100	113
Total Current Liabilities		1,714	1,761
Other Long-term Liabilities		163	140
Senior Unsecured Notes		4,665	4,629
Junior Subordinated Notes		1,086	1,087
Deferred Income Tax Liabilities		1,211	1,102
Total Liabilities		8,839	8,719
SHAREHOLDERS' EQUITY
Common shares (2025 - 208 million shares, 2024 - 208 million shares)	6	2,201	2,196
Additional paid-in capital		661	661
Accumulated deficit		(84)	(49)
Accumulated other comprehensive loss		(154)	(198)
Total Shareholders' Equity		2,624	2,610
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,463	11,329
Contingencies (Note 9)
Variable Interest Entities (Note 10)
Subsequent Events (Note 11)

See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 1

Consolidated Statements of Income

(Unaudited)		Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions, except share and per share amounts	Note	2025	2024	2025	2024
Revenues	4	461	534	1,483	1,632
Income from Equity Investments		12	12	38	37
Operating and Other Expenses
Plant operating costs and other		168	194	535	577
Commodity purchases resold		80	98	243	283
Depreciation and amortization		64	61	189	184
Other		2	15	5	15
		314	368	972	1,059

Other Income	5	(20)	—	(20)	—
Financial Charges
Interest expense		84	115	248	304
Interest income and other		(9)	(27)	(23)	(40)
		55	88	205	264
Income before Income Taxes		104	90	344	346
Income tax expense (recovery)
Current		(71)	(38)	(39)	37
Deferred		82	67	106	48
		11	29	67	85
Net Income		93	61	277	261

Net Income per Common Share - Basic	7	0.45	0.29	1.33	1.26
Net Income per Common Share - Diluted	7	0.45	0.29	1.33	1.26

Weighted Average Number of Common Shares (millions) - Basic	7	208.2	207.6	208.2	207.6
Weighted Average Number of Common Shares (millions) - Diluted	7	208.8	207.6	208.7	207.6
Consolidated Statements of Comprehensive Income

(Unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Net income	93	61	277	261
Foreign currency translation - net investment hedge	(25)	—	37	—
Foreign currency translation - other	22	22	7	1
Comprehensive Income	90	83	321	262
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 2

Consolidated Statements of Cash Flows

(Unaudited)		Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	Note	2025	2024	2025	2024
Operating Activities
Net income		93	61	277	261
Depreciation and amortization		64	61	189	184
Deferred income tax expense		82	67	106	48
Write downs		—	7	—	7
Income from equity investments		(12)	(12)	(38)	(37)
Distributions received from operating activities of equity investments		14	17	51	50
Unrealized gains on financial instruments	8	(17)	(24)	(25)	(50)
Other		(5)	2	5	10
(Increase) decrease in operating working capital		(15)	181	(42)	90
Net Cash Provided by Operations		204	360	523	563
Investing Activities
Capital expenditures		(52)	(62)	(118)	(94)
Keystone XL proceeds from sale of assets		—	—	—	22
Keystone XL contractual recoveries		—	1	3	5
Net Cash Used in Investing Activities		(52)	(61)	(115)	(67)
Financing Activities
Senior unsecured debt issued, net of issue costs		—	3,441	—	3,441
Junior subordinated debt issued, net of issue costs		—	1,089	—	1,089
Exercised stock options	6	1	—	5	—
Dividends paid		(104)	—	(312)	—
Former Parent's net investment distributions, net		—	18	—	(103)
Other		—	—	—	(1)
Net Cash Provided by (Used in) Financing Activities		(103)	4,548	(307)	4,426
Effect of foreign exchange rate changes on cash and cash equivalents		—	(7)	3	2
Increase in Cash, Cash Equivalents and Restricted Cash		49	4,840	104	4,924

Cash, Cash Equivalents and Restricted Cash, Beginning of Period		452	346	397	262

Cash, Cash Equivalents and Restricted Cash, End of Period		501	5,186	501	5,186
Supplementary Cash Flow Information
Cash income taxes paid		—	48	38	52
Cash interest paid		66	—	260	—
Capital expenditures non-cash accruals		(13)	—	28	9

See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 3

Consolidated Statements of Changes in Shareholders' Equity

(Unaudited) U.S.$ millions	Former Parent's Net Investment	Share Capital	APIC [1]	Accumulated Deficit	AOCI [2]	Total
December 31, 2023	2,968	—	—	—	(128)	2,840
Net income	261	—	—	—	—	261
Distributions by Former Parent	(277)	—	—	—	—	(277)
Foreign currency translation	—	—	—	—	1	1
Balance as at September 30, 2024	2,952	—	—	—	(127)	2,825

December 31, 2024	—	2,196	661	(49)	(198)	2,610
Net income	—	—	—	277	—	277
Exercise of stock options	—	5	—	—	—	5
Dividends declared	—	—	—	(312)	—	(312)
Foreign currency translation - net investment hedge	—	—	—	—	37	37
Foreign currency translation - other	—	—	—	—	7	7
Balance as at September 30, 2025	—	2,201	661	(84)	(154)	2,624
1.Additional paid-in capital.
2.Accumulated other comprehensive income (loss).
See accompanying notes to the consolidated interim financial statements.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 4

Notes to the Consolidated Interim Financial Statements
1. Basis of Presentation
These consolidated interim financial statements ("interim financial statements") of South Bow Corporation ("South Bow" or the "Company") are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and presented in United States dollars ("U.S.$" or "U.S. dollars"). The accounting policies applied are consistent with those outlined in South Bow's annual audited consolidated financial statements for the year ended December 31, 2024, and should be read in conjunction with these interim financial statements.
These interim financial statements reflect all normal recurring adjustments that are, in the opinion of Management, necessary to reflect fairly the financial position and results of operations for the respective periods. The Company's results for the interim period may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and the marketing activities undertaken by the Company. Results, including revenues, may be impacted by fluctuations in foreign exchange rates, primarily related to the Company's Canadian dollar-denominated operations.
The comparative periods for the three and nine months ended September 30, 2024 were previously presented in Canadian dollars and have been updated to reflect the Company's change to the U.S. dollar reporting currency that was adopted in the period ended December 31, 2024. The presentation of certain prior period comparatives has been updated for consistency with current year's presentation.
Spinoff Transaction
On October 1, 2024, South Bow completed the spinoff from TC Energy Corporation ("Former Parent" or "TC Energy") into a new publicly traded company (the "Spinoff"). For the comparative periods prior to the Spinoff date, the interim financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business and present the historical results of operations, comprehensive income, cash flows, changes in shareholders' equity, and the financial position as if the Company had always existed and operated as a standalone reporting entity.
Use of Estimates and Judgments
In preparing these interim financial statements, South Bow is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.
2. Accounting Policy Changes
Future Accounting Changes Not Yet Adopted
Amendments to Income Taxes
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision-usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. The Company is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 5

Disaggregation of Income Statement Expenses
In November 2024, FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company has chosen not to early adopt this guidance and is evaluating the impact on its consolidated financial statements and related disclosures.
3. Operating Segments Results
South Bow operates through three reportable segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other, which includes corporate activities. These segments are aligned with the Company's internal management structure and represent distinct business operations that provide products and services within areas of operation.
The following table summarizes segment results for the three months ended September 30, 2025:

Three Months Ended September 30, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	237	—	5	242
Marketing activities	—	94	—	94
Other revenues	125	—	—	125
Segment Revenues	362	94	5	461

Income from equity investments	2	—	10	12
Plant operating costs and other [1]	(147)	(15)	(6)	(168)
Commodity purchases resold	—	(80)	—	(80)
Other segment items [2]	43	(16)	2	29
Segment Normalized EBITDA	260	(17)	11	254

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(1)	—	(83)	(84)
Depreciation and amortization	(60)	—	(4)	(64)
Interest income and other	4	2	3	9
Other income	20	—	—	20
Normalizing items [4]	(45)	16	(2)	(31)
Income (Loss) before Income Taxes	178	1	(75)	104
1.The Chief Operating Decision Maker ("CODM") reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended September 30, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $29 million of intercompany revenue in Keystone Pipeline System with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing items that are not representative of the segments' core operations and are adjusted out of segment normalized EBITDA. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 6

The following table summarizes segment results for the three months ended September 30, 2024:

Three Months Ended September 30, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	392	—	5	397
Marketing activities	—	136	—	136
Other revenues	1	—	—	1
Segment Revenues	393	136	5	534

Income from equity investments	3	—	9	12
Plant operating costs and other [1]	(150)	(22)	(22)	(194)
Commodity purchases resold	—	(98)	—	(98)
Other segment items [2]	11	(23)	20	8
Segment Normalized EBITDA	257	(7)	12	262

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	1	—	(116)	(115)
Depreciation and amortization	(59)	—	(2)	(61)
Interest income and other	—	1	26	27
Normalizing items [4]	(26)	23	(20)	(23)
Income (Loss) before Income Taxes	173	17	(100)	90
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the three months ended September 30, 2024, the Marketing segment transacted with the Keystone Pipeline System, resulting in $44 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include unrealized gains (losses) on derivatives and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to normalized EBITDA to reconcile to consolidated income (loss) before income taxes.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 7

The following table summarizes segment results for the nine months ended September 30, 2025:

Nine Months Ended September 30, 2025	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	1,029	—	14	1,043
Marketing activities	—	313	—	313
Other revenues	127	—	—	127
Segment Revenues	1,156	313	14	1,483

Income from equity investments	7	—	31	38
Plant operating costs and other [1]	(477)	(48)	(10)	(535)
Commodity purchases resold	—	(243)	—	(243)
Other segment items [2]	43	(24)	8	27
Segment Normalized EBITDA	729	(2)	43	770

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(1)	—	(247)	(248)
Depreciation and amortization	(178)	—	(11)	(189)
Interest income and other	8	2	13	23
Other income	20	—	—	20
Normalizing items [4]	(48)	24	(8)	(32)
Income (Loss) before Income Taxes	530	24	(210)	344
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the nine months ended September 30, 2025, the Marketing segment transacted with the Keystone Pipeline System, resulting in $97 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include other expenses per the consolidated statements of income, unrealized gains (losses) on derivatives, and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income (loss) before income taxes.

South Bow Corporation Third Quarter 2025 Interim Financial Statements | 8

The following table summarizes segment results for the nine months ended September 30, 2024:

Nine Months Ended September 30, 2024	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
U.S.$ millions
Revenue from contracts with customers [1]	1,242	—	13	1,255
Marketing activities	—	372	—	372
Other revenues	4	—	1	5
Segment Revenues	1,246	372	14	1,632

Income from equity investments	8	—	29	37
Plant operating costs and other [1]	(487)	(52)	(38)	(577)
Commodity purchases resold	—	(283)	—	(283)
Other segment items [2]	11	(49)	30	(8)
Segment Normalized EBITDA	778	(12)	35	801

Reconciliation to consolidated income (loss) before income taxes
Interest expense [3]	(2)	(1)	(301)	(304)
Depreciation and amortization	(179)	—	(5)	(184)
Interest income and other	2	2	36	40
Normalizing items [4]	(26)	49	(30)	(7)
Income (Loss) before Income Taxes	573	38	(265)	346
1.The CODM reviews segment normalized EBITDA with intersegment transactions between entities eliminated. During the nine months ended September 30, 2024, the Marketing segment transacted with the Keystone Pipeline System, resulting in $108 million of intercompany revenue in Keystone Pipeline System, with an offsetting expense in Marketing. These transactions are eliminated in segment normalized EBITDA reported to the CODM.
2.Other segment items for all segments include normalizing expenses that are not representative of the segments' core operations. These include unrealized gains (losses) on derivatives and separation costs associated with the Spinoff.
3.Interest expense is mainly associated with the Company's long-term debt, recorded in entities within the Intra-Alberta & Other segment. These amounts are not allocated to other segments.
4.Normalizing items are added back to reconcile to consolidated income (loss) before income taxes.
The following table summarizes total long-term assets by segment:

U.S.$ millions	September 30, 2025	December 31, 2024
Keystone Pipeline System	8,074	8,195
Marketing	20	28
Intra-Alberta & Other	1,040	908
	9,134	9,131
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 9

4. Revenues
Disaggregation of Revenues

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Revenues from contracts with customers
Capacity arrangements and transportation	411	397	1,212	1,255
Other [1]	(169)	—	(169)	—
	242	397	1,043	1,255
Marketing activities [2]	94	136	313	372
Other revenues [1]	125	1	127	5
Total Revenues	461	534	1,483	1,632
1.Other revenues from contracts with customers of ($169 million) relate to amounts accrued under the terms of the Withdrawal of Variable Toll Disputes and other revenues include $126 million related to the amounts accrued for the indemnification asset from the Former Parent in connection with the Withdrawal of Variable Toll Disputes. See Note 5, Spinoff Transaction for additional details.
2.Relates to revenue from the Company's marketing activities and financial instruments. Refer to Note 8, Risk Management and Financial Instruments for additional information.
For the three months ended September 30, 2025, three major customers accounted for $156 million, $83 million, and $48 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2024 - three major customers accounted for $157 million, $78 million, and $43 million, respectively).
For the nine months ended September 30, 2025, three major customers accounted for $471 million, $240 million, and $135 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2024 – three major customers accounted for $469 million, $241 million, and $132 million, respectively).
Contract Balances

	September 30,	December 31,	Affected Line Item on the Consolidated Balance Sheets
U.S.$ millions	2025	2024
Receivables from contracts with customers	431	329	Accounts receivable
Contract liabilities [1]	18	15	Accounts payable and other
Long-term contract liabilities	20	19	Other long-term liabilities
1.During the three and nine months ended September 30, 2025, $3 million and $9 million of revenues, respectively, were recognized that were included in contract liabilities at the beginning of the year (2024 – $3 million and $9 million, respectively).
Contract liabilities and long-term contract liabilities represent unearned revenue for contracted services.
Future Revenues from Remaining Performance Obligations
As at September 30, 2025, future revenues from long-term pipeline capacity arrangements and transportation contracts extending through 2047 are approximately $5.7 billion, of which approximately $285 million is expected to be recognized through the remainder of 2025.
Revenues related to the following are not included in the future revenues above:
•contracts with performance obligations that have original expected duration of one year or less; and
•constrained variable considerations from uncontracted capacity as volumes cannot be estimated.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 10

5. Spinoff Transaction
The Spinoff was executed under a Separation Agreement with various other agreements outlining the governance of the Company's relationship with the Former Parent during a transition period, including, but not limited to, the Transition Services Agreement ("TSA"), the Tax Matters Agreement, and the Employee Matters Agreement ("EMA"). During the nine months ended September 30, 2025, the Former Parent billed the Company $8 million for services pursuant to the TSA (2024 - nil).
The Separation Agreement outlines key provisions of the separation of South Bow into a standalone entity and specifies the assets, liabilities, and contracts assigned to the Company in the Spinoff, as well as certain indemnification obligation arrangements for ongoing matters which existed prior to Spinoff. Under this agreement, the Former Parent will indemnify South Bow for 86 per cent of total assets, liabilities, and costs associated with the Milepost 14 ("MP-14") incident, Keystone XL contractual recoveries, and the variable toll disputes on the Keystone Pipeline System up to October 1, 2024, subject to a maximum liability to South Bow of $22 million (C$30 million), in aggregate.
In December 2024, the Company recorded a $4 million charge, net of indemnification terms, for its estimate of additional MP-14 costs in plant operating costs and other on the consolidated statements of income.
During the three and nine months ended September 30, 2025, the Company recorded charges of $2 million and $5 million, net of indemnification terms, relating to its outstanding Keystone XL contractual recoveries. As at September 30, 2025, the Company has nil Keystone XL contractual recoveries balance outstanding (December 30, 2024 - $8 million net receivable).
Effective September 30 2025, the Company and associated parties mutually agreed to withdraw all complaints and protests associated with the variable toll disputes filed with the Canada Energy Regulator ("CER") and the Federal Energy Regulatory Commission ("FERC") (the "Withdrawal of Variable Toll Disputes"). As a result of these events, the Company revised its liability relating to its variable toll disputes filed with the FERC to nil (December 31, 2024 - $51 million). Pursuant to an associated partial release of indemnification agreement and the Separation Agreement, the Former Parent was obligated to indemnify South Bow for certain amounts agreed to under the Withdrawal of Variable Toll Disputes. Under the partial release of indemnification agreement, the Company additionally recorded $20 million in other income related to separation terms with its Former Parent.
As a result of the Withdrawal of Variable Toll Disputes and the MP-14 costs previously recorded under indemnification terms, South Bow has recorded net liabilities up to its maximum indemnity liability of $22 million at September 30, 2025. Refer to Refer to Note 9, Contingencies for additional information.
6. Common Shares
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares up to 20 per cent of the issued common shares outstanding.

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	209,403	5
Balance at September 30, 2025	208,250,512	2,201
Prior to the Spinoff on October 1, 2024, the Company had nil common shares outstanding. Upon Spinoff on October 1, 2024, the Company issued a total of 207,570,409 common shares by distributing 0.2 shares of South Bow for each share held by TC Energy's shareholders of record as of the record date of September 25, 2024.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 11

Dividends Declared
The Company's dividend payable of $104 million ($0.50 per share) was declared on August 6, 2025, and paid on October 15, 2025, to shareholders of record at the close of business on September 29, 2025.
7. Net Income per Share
The following table summarizes the Company's net income per share for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions, except share and per share amounts	2025	2024	2025	2024
Net income	93	61	277	261
Weighted average common shares outstanding (millions) - basic [1]	208.2	207.6	208.2	207.6
Basic Net Income per Share	0.45	0.29	1.33	1.26
Dilutive impact of share-based awards (millions) [1,2]	0.6	—	0.5	—
Weighted average common shares outstanding (millions) - diluted	208.8	207.6	208.7	207.6
Diluted Net Income per Share	0.45	0.29	1.33	1.26
1.The common shares issued at Spinoff have been used for comparative periods as the Company had no common shares outstanding prior to Spinoff. For periods prior to Spinoff, it is assumed there were no dilutive equity instruments as there were no equity awards of South Bow outstanding prior to the Spinoff.
2.The dilutive impact considers the effect of the potential exercise of share-based awards and excludes any effect where the potential exercise would be anti-dilutive. At September 30, 2025, nil options were considered anti-dilutive.
8. Risk Management and Financial Instruments
Risk Management Overview
The Company has exposure to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on its earnings and cash flows.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board of Directors (the "Board"), implemented by senior Management, and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee and Governance & Risk Committee of the Board oversees how Management monitors compliance with risk management policies and procedures and oversees Management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 12

Commodity Price Risk
The Company's marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base or re‑contract with customers as contractual agreements expire.
Liquidity Risk
Liquidity risk is the risk that suitable sources of funding for the Company's business activities may not be available. South Bow manages liquidity risk by maintaining bank credit facilities, continuously managing forecasted and actual cash flows, and monitoring the maturity profiles of financial assets and liabilities. The Company has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its comprehensive income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated junior subordinated notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within AOCI.

	September 30,	December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated junior subordinated notes	1,100	1,100
Fair value of U.S. dollar-denominated junior subordinated notes	1,162	1,135
Cumulative translation adjustment recognized in AOCI	37	(67)
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries and certain available-for-sale assets, and the fair value of derivative assets.
At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
The Company had no significant credit losses and no significant amounts impaired at September 30, 2025 and 2024 within trade accounts receivable. At September 30, 2025 and September 30, 2024, there were no significant credit risk concentrations.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 13

At September 30, 2025, the Company has nil in Keystone XL contractual recoveries, and $117 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER (December 31, 2024 - $56 million and $114 million, respectively). These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 5, Spinoff Transaction for additional information related to indemnification.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company's portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	258	38	—	296
Derivative instrument liabilities	(259)	(42)	—	(301)
As at September 30, 2025	(1)	(4)	—	(5)

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1.There were no transfers from Level II to Level III for the periods presented.
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non‑derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
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Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	September 30, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes [1]	(4,665)	(4,735)	(4,629)	(4,598)
Junior subordinated notes [1]	(1,086)	(1,162)	(1,087)	(1,135)
1.The carrying amount of the senior unsecured notes and junior subordinated notes include unamortized debt issuance costs of $25 million and $14 million, respectively (December 31, 2024 - $28 million and $13 million, respectively).
Available-for-sale Assets Summary
The following tables summarizes additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	September 30,	December 31,
U.S.$ millions	2025	2024
Fair Value of Fixed Income Securities [1,2]
Maturing after 10 years	76	80
	76	80
1.Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2.Classified in Level II of the fair value hierarchy.

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Net unrealized gains (losses) [1]	—	5	(1)	1
Net realized (losses) [1,2]	(1)	—	(2)	(1)
1.Unrealized and realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses within other long-term assets and liabilities.
2.Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value, with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
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Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	September 30,	December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	296	188
Total Derivative Liabilities (accounts payable and other)	(301)	(219)
Total Derivatives [1,2]	(5)	(31)
1.Fair value equals carrying value.
2.Relates to purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	September 30,	December 31,
	2025	2024
Net purchases volumes (millions of barrels)	(1)	(14)
Maturity dates (year)	2025-2026	2025
Unrealized and Realized Gains and Losses on Commodity Derivative Instruments

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized gains	17	24	25	50
Realized gains	77	112	288	322
Gains on Derivatives	94	136	313	372
1.Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 16

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at September 30, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	296	(288)	8
Derivative instrument liabilities	(301)	288	(13)
1.Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1.Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $24 million and letters of credit of $11 million at September 30, 2025 (December 31, 2024 – $66 million and $16 million, respectively) to its counterparties. At September 30, 2025, the Company held no cash collateral and $52 million in letters of credit (December 31, 2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At September 30, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was provided.
9. Contingencies
Variable Toll Disputes
Between 2019 and 2024, certain Keystone customers filed complaints before the CER and FERC regarding certain costs within the variable toll calculation. These amounts are subject to the indemnification terms noted in Note 5, Spinoff Transaction.
Effective September 30, 2025, the Company and associated parties mutually agreed to withdraw all complaints and protests relating to the variable toll disputes filed with the CER, FERC, Court of King's Bench of Alberta, and D.C. Circuit Court.
The net impact of recording the terms of the Withdrawal of Variable Toll Disputes, related indemnification asset, and the reduction of the previously accrued balances for the FERC variable toll disputes (see FERC Initial Decision below) resulted in a net reduction of revenue in the consolidated statement of income of $43 million during the three months ended September 30, 2025.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 17

The amounts payable under the Withdrawal of the Variable Toll Disputes are primarily recorded in accounts payable and other within the consolidated balance sheets with amounts expected to be recovered pursuant to the indemnification terms recorded in other current assets. Of the associated liabilities, $33 million, discounted at the Company's credit-adjusted rate, were not subject to indemnification terms of the Separation Agreement, and are recorded in current and other long-term liabilities. The associated liabilities are expected to be paid over the next six years, beginning the fourth quarter of 2025 and due in the third quarter of subsequent years.
FERC Initial Decision
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023.
In July 2024, FERC released its Order on Initial Decision ("FERC Order") in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ending June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the FERC Order.
At September 30, 2025, the Company revised its provision relating to estimated payments for historical variable toll disputes with the FERC to nil in conjunction with the Withdrawal of Variable Toll Disputes noted above (December 31, 2024 - $51 million).
CER Ruling
In March 2025, the CER issued its Reasons for Decision and Order in respect of the complaint ("CER Order"), finding the Company's proposed drag-reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. On June 9, 2025, under the CER Order, the Company filed its application for approval from the CER of the final variable toll adjustments for 2020 and 2021.
On October 31, 2025, the CER approved South Bow's application for the final variable toll adjustments for 2020 and 2021. As a result of the CER approval, the Company is able to proceed with collection of the 2020 and 2021 tolls from customers as well as the collection of the difference between the previous interim toll and final 2021 toll for the 2022 to 2024 periods. Pursuant to the CER Order, the Company will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers.
During the three months ended September 30, 2025, the Company recorded $3 million in interest income and other, net of indemnification terms, relating to the CER Order. At September 30, 2025, the Company has a $19 million receivable, net of indemnification terms, relating to the CER Order recorded in accounts receivable (December 31, 2024 - $16 million).
Keystone XL Contractual Recoveries
During the three months ended September 30, 2025, the Company concluded that the collection of the remaining Keystone XL contractual recoveries was not probable. As a result, South Bow recorded a $2 million charge in other expenses on the consolidated statement of income during the three months ended September 30, 2025, and a $5 million charge during the nine months ended September 30, 2025, net of indemnification terms with its Former Parent. At September 30, 2025, the Company has nil outstanding relating to these Keystone XL contractual recoveries (December 31, 2024 - $8 million net receivable).
Milepost 171 Incident
On April 8, 2025, the Company shut down the Keystone Pipeline in response to an oil release of approximately 3,500 barrels at Milepost 171 ("MP-171"), near Fort Ransom, North Dakota. On April 11, 2025, PHMSA issued a Corrective Action Order, requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause analysis ("RCA") along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 18

During the nine months ended September 30, 2025, the Company incurred $53 million in costs related to the incident and has recorded a $2 million provision for incremental costs expected to be incurred. These costs are largely expected to be recovered through the Company's insurance policies and include long-term environmental site monitoring. The Company received $16 million from insurance policies during the three months ended September 30, 2025.
Findings and recommendations from the RCA will be incorporated into South Bow's remedial work plan. During the nine months ended September 30, 2025, the Company incurred $6 million to conduct additional corrective work on the pipeline. The Company has commenced remedial actions, with six in-line inspection runs and 37 digs completed as of November 13, 2025.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order issued by the Pipeline and Hazardous Materials Safety Association ("PHMSA"). By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, returning natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of its remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative excavations over a two-year period. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs relating to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement.
Other Proceedings
In addition to the proceedings above, the Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. The amounts involved in such proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company's financial position or results of operations.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 19

10. Variable Interest Entities
Consolidated Variable Interest Entities
Certain of the Company's assets and liabilities are held through variable interest entities ("VIE") in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business, and the VIE's assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE's obligations, or are not considered a business, were as follows:

	September 30,	December 31,
U.S.$ millions	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	2	—
Accounts receivable	3	3
	5	3
Plant, Property and Equipment, Net	277	182
	282	185
LIABILITIES
Current Liabilities
Accounts payable and other	43	41
	43	41
Other Long-term Liabilities	11	10
	54	51
Non-consolidated VIEs
The carrying value of these VIEs and the maximum exposure to loss as a result of the Company's involvement with these VIEs were as follows:

	September 30,	December 31,
U.S.$ millions	2025	2024
Balance Sheet
Equity investments	650	641
Off-balance Sheet
Guarantees[1]	41	39
Maximum Exposure to Loss	691	680
1.Guarantees for the current and comparative period totaled C$56 million.

As at September 30, 2025, the amount due from non-consolidated VIEs of $13 million (December 31, 2024 - $4 million) is included in accounts receivable in the consolidated balance sheets. As at September 30, 2025, the amount due to non-consolidated VIEs of nil million (December 31, 2024 - $4 million) is included in accounts payable in the consolidated balance sheets.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 20

11. Subsequent Events
Pension Plan Asset Transfer from Former Parent
On October 14, 2025, the Office of the Superintendent of Financial Institutions approved the transfer of the pension plan assets which were held in the Former Parent's trust in accordance with the Separation Agreement and EMA. These pension plan assets were recorded within the Company's annual financial statements and the approval to transfer did not result in any adjustments to the interim financial statements as at September 30, 2025.
South Bow Corporation Third Quarter 2025 Interim Financial Statements | 21